China Telecom Corporation Limited

31 Jinrong Street, Xicheng District,

Beijing, China 100032

April 30, 2004

Securities and Exchange Commission,

    450 Fifth Street, N.W.,

        Washington, DC 20549,

            U.S.A.

Re: China Telecom Corporation Limited - Post-Effective Amendment No. 1 to

Registration Statement on Form F-3 (File No. 333-113181)

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the Post-Effective Amendment No. 1 to the registration statement on Form F-3 (File No. 333-113181), as filed on April 21, 2004 under the Registrant’s CIK code of 0001191255 and accepted via EDGAR under the accession number 0001193125-04-066314 (the “ Post-Effective Amendment”), be withdrawn, effective immediately.

The Post-Effective Amendment was filed on April 21, 2004 solely to add exhibits to the registration statement. However, a Form 6-K with such exhibits to be incorporated by reference to the registration statement should have been filed instead. Accordingly, on April 29, 2004, the Registrant has filed a Form 6-K with exhibits to be incorporated by reference to the registration statement, and is making this request for the withdrawal of the Post-Effective Amendment.

The Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any questions you may have regarding this matter to counsel to the Registrant, Calvin Lai at Sullivan & Cromwell LLP, Beijing office or Chun Wei at Sullivan & Cromwell LLP, Hong Kong office. You can reach Calvin Lai in Beijing by telephone at (8610) 6505-6128 or by fax at (8610) 6505-6136, or Chun Wei in Hong Kong by telephone at (852) 2826-8666 or by fax at (852) 2522-2280.

China Telecom Corporation Limited

By:    /s/ Wu Andi

Name: Wu Andi

Title: Chief Financial Officer and

          Executive Director